Filed by BOA Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Selina Holding Company, UK Societas

Commission File No.: 001-40102

This filing relates to the proposed business combination between Selina Holding Company, UK Societas (“Selina”) and BOA Acquisition Corp. (“BOA”) pursuant to the terms of that certain Business Combination Agreement, dated December 2, 2021 (the “Business Combination Agreement”).

INVESTOR P R E S EN TAT I ON 2021 CO N F I D E N T I A L 1

This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between BOA Acquisition Corp. (“BOA”) and Selina Holding Company, UK Societas (the “Company”). The information contained herein does not purport to be all - inclusive and none of BOA, the Company or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient's evaluation of the Company or BOA. The information contained herein is preliminary and is subject to change and such changes may be material. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of BOA, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. The Company and BOA assume no obligation to update any information in this Presentation, except as required by law. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b - 5 thereunder. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of BOA and the Company and is intended for the recipient hereof only. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Business Combination or the accuracy or adequacy of this Presentation. Forward - Looking Statements Certain statements in this Presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or BOA’s or the Company’s future financial or operating performance . For example, projections of future revenue, adjusted EBITDA and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by BOA and its management, or the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of BOA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of BOA or the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; (10) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in BOA’s final prospectus relating to its initial public offering dated February 25, 2021 and in subsequent filings with the Securities and Exchange Commission (“SEC”), including the proxy statement relating to the Business Combination expected to be filed by BOA. Nothing in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved. You should not place undue reliance on forward - looking statements, which speak only as of the date they are made. Neither BOA nor the Company undertakes any duty to update these forward - looking statements. Non - GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with GAAP including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly - titled measures used by other companies. 2 DISCLAIMER Disclaimer

Non - GAAP Financial Measures (continued) The Company believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures. This Presentation also includes certain projections of non - GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included. Other companies may calculate these non - GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. In addition, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement or registration statement to be filed with the SEC. There may also be material differences between the presentation of the financial information included in this Presentation and in the proxy statement. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including revenue and Adjusted EBITDA. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. Projections used in this presentation should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information or that the prospective financial information will be the same as that presented in the proxy statement related to the Business Combination. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, BOA and the Company rely on and refer to certain information and statistics obtained from third - party sources which they believe to be reliable. Neither BOA nor the Company has independently verified the accuracy or completeness of any such third - party information. You are cautioned not to give undue weight to such industry and market data. This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c) or (r) symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Additional Information In connection with the proposed Business Combination, BOA intends to file with the SEC a registration statement on Form F - 4 and/or a proxy statement. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BOA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about BOA, the Company and the Business Combination. Shareholders will be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to BOA. Participants in the Solicitation BOA and its directors and executive officers may be deemed participants in the solicitation of proxies from BOA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in BOA is contained in BOA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to BOA. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of BOA in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when available. Definitions of certain capitalized terms used herein are provided in the appendix to this presentation 3 DISCLAIMER Disclaimer

Introduction Our Story The Selina Platform Technology and Data Overview Growth Drivers Financial Highlights Transaction Overview 4

5

BRIAN FRIEDMAN Chairman & CEO 20 years of experience RAFAEL MUSERI Co - Founder & CEO 20+ years of experience BARBARA ZUBIRIA CFO 20+ years of experience 7 I N T R O D U C T I O N STEVEN OHAYON VP Strategy 10 years of experience BEN FRIEDMAN CFO 11 years of experience Today’s Speakers DANIEL RUDASEVKI Co - Founder & CGO 20+ years of experience

BOA Overview 8 I N T R O D U C T I O N BOA Overview • $230mm SPAC formed to invest in businesses that provide innovative and technological solutions for the broader real estate industry • Seeks to take advantage of the opportunity in the midst of COVID - 19 where accretive solutions and disruptive innovation are needed for margin improvement in the sector Industry Expertise • Comprised of investors, operators and leaders in the real estate sector seeking to leverage sector specific expertise to unlock opportunities • Management has a strong record of investment in lifestyle focused properties across major US markets • Well versed in public equity investing, private and public M&A, divestitures, and corporate strategy across the real estate and technology sectors Target Thesis • Focus on companies with distinct competitive advantages and the operational acumen to improve the real estate sector through innovation and optimization • Select investment criteria includes: • Growth potential with a large addressable market • Competitive moat • Proven unit economics • Best - in - class management team • Benefit from being a public company

Independent Board of Directors 1 Strategic Advisors Anthony Wanger, President & Founder, IO Data Centers Lorron James CEO, James Group International 9 I N T R O D U C T I O N Shane Battier Vice President, Miami Heat Jenny Abramson Founder & Managing Partner, Rethink Impact Srikanth Batchu Head of Advertising, Instacart David Glazer, CFO & Treasurer, Palantir Technologies Sam Beznos CEO, Beztak Companies Dennis Ratner Former CEO, Ratner Companies Griffin Rotman Principal, Roystone Capital Management BOA: Supported by Experienced Board & Advisors 1.Brian Friedman (CEO) is the Chairman, and Ben Friedman (CFO) is a member of the BOA Board of Directors.

10 1. Includes Open and Secured beds and countries as of January 2022. 2. Excludes Remote Year revenue. 3. As of June 2021 for all locations, calculated based on lifetime NPS starting from November 2018. 4. Based on average engagement in Q1 2021, which is calculated as average likes plus average comments per post divided by total followers. Peers include: Soho House, The Standard, CitizenM, Moxy Hotels, Marriott, AirBnb, and MamaShelter. 5. Based on Q1 2021. Measures revenue from non - guests. I N T R O D U C T I O N Investment Highlights Secured Pipeline with Asset - Light Model ~$350mm 6 Commitments from Capital Partners to Triple Bed Count by 2025E ~90% of Hotel Conversion Funded by Capital Partners 7 Clear Path to Near - Term Profitability Adj. Corporate EBITDA Positive by Q1 2023 +95% of 2022E Revenue from Open and Secured Beds 2 Differentiated Product Offering 47 / 3.1x NPS Score 3 / Social Media Engagement Relative to Traditional Hospitality Operators 4 61% of F&B Revenue from Local Communities 5 Scaled Platform 144 / ~39,000 Locations 1 / Beds 1 25 Countries 1 Long - Term Growth Opportunity +80% of 2025E Revenue from Open, Secured, and Capital Partners Beds 9 $1.2bn / 27% 2025E Revenue / 2025E Unit - Level EBITDA Margin 8 6. As of end of Q3 2021. Assumes price per bed of $8,750 which implies 40,000 new beds from the $350 million commitments from Ca pital Partners. 7. In each of Selina's Capital Partner contracts, Selina is only responsible for funding, at most, pre - opening costs, which are generally 10% of development costs. 8. Total revenue includes Remote Year. Unit - Level EBITDA margin excludes Remote Year and Other revenue. 9. Based on $940mm revenue from Open and Secured beds and beds financed by Capital Partners over total revenue excluding Remote Year of $1,115mm.

Selina Jaco, Costa Rica

Our journey began in a small fishing village in Panama where we brought travelers together in an environment that blended work and travel with an authentic, local experience 12 OUR STORY

Selina is a locally hosted global community of remote workers and digital nomads We are the first global play, stay, work ecosystem We have created a community of over 1mm unique guests We have scaled to 144 locations in 25 1 countries across 6 continents +1mm Unique guests 66% made a new friend 50% Direct sales 1. Includes both Open and Secured locations as of January 2022. S T A Y P L A Y E X P E R I E N C E W O RK 13 OUR STORY Who We Are

$802bn 2021 Global Hotel and Other Travel Accommodation Market 2 Millennials and Gen Z spend ~$350bn per year on travel 1 Millennials & Gen Z Travelers Are a Substantial Market Opportunity… 14 OUR STORY 1. Source: AARP and United Nations World Population Prospects data as of 2019. Selina estimate based on travel spend by generation and population size by generation. 2. Source: “Hotel and Other Travel Accommodation Global Market Report 2021: COVID - 19 Impact and Recovery to 2030” by The Business Research Company as of January 2021.

15 OUR STORY …With Specific Preferences and Needs C o nn e c t i o n s Experiences First W e ll n e ss prefer to spend on experiences over material goods 1 78% of all departments are expected to utilize remote wor k e r s 3 73% international and domestic wellness trips made by world travelers 2 8 3 0mm of Millennials travel specifically to meet and befriend other travelers 4 23% We believe these trends have become more pronounced due to COVID - 19 Remote Work By 2028 1. Harris Interactive report based on a survey conducted online within the United States by Harris Poll on behalf of Eventbrite from June 27 - July 1, 2014 among 2,083 adults ages 18 and older, among which 507 were millennials ages 18 - 34. 2. Global Wellness Institute 2018 reporting 2017 travel statistics. 3. Upwork’s FutureWorkplace Report published on 3/5/2019. 4. The Wandering RV – Millennial Travel Stats published on 2/7/2021.

Current Offerings Fail to Satisfy Their Preferences… Short - Term Rentals Minimal opportunity to connect with others Inconsistent quality Hostels Limited amenities Poor guest experience Global Hotel Brands Minimal remote work capabilities Misaligned pricing 16 OUR STORY

…Which Has Created a Significant Opportunity We believe there is a significant opportunity to convert existing, poorly appointed room supply to destinations developed specifically with the Millennial and Gen Z traveler in mind Global Demand $802bn 1 43% Travel Spend From Millennials and Gen Z 2 Global Supply 16.9mm rooms 3 <3% Rooms Designed for Millennials and Gen Z 4 Ne g lec t ed demand Supply White Space = ~6.5mm rooms ripe for conversion Only 2 of the 159 brands owned by large, global hotel companies are developed for millennial and Gen Z travelers 5 = 40% Potential Underutilized Supply 1. Global Hotel and Other Travel Accommodation Market Size per “Hotel and Other Travel Accommodation Global Market Report 2021: COVID - 19 Impact and Recovery to 2030” report by The Business Research Company as of January 2021. 2. Calculated as $350bn Millennial and Gen Z travel spend divided by Global Demand spend on travel of $802bn. 3. STR Global Reports as of 2020. 4. Selina estimate, which includes ~475K of boutique and soft brand hotel rooms per STR Global Reports as of 2020. 5. Includes Moxy Hotels and Jo&Joe. Based on total hotel brands of Marriott International, Wyndham Hotels & Resorts, Choice Hotels International, Hyatt, Accor Hotels, IHG Hotels & Resorts, and Hilton. Source: STR Global Reports as of 2020. 17 OUR STORY

Tr a d iti o n a l Lodging 18 OUR STORY Selina: The Complete Offering at a Democratized Price We provide a full - service experience at a democratized price point that is more accessible to Millennials and Gen Z than traditional lodging options Alternative Accommodations / Hostels Selina Chelsea, NYC Selina La Fortuna, Costa Rica Selina Los Lirios Tulum, Mexico Selina Granada, Nicaragua

How We Do It OUR STORY 80%+ of deals executed off - market and without brokers 1 20%+ discount to market lease prices 2 Source Identify underperforming hotels through proprietary technology ~120 days to convert 3 Increase density of beds per location Add new revenue generating products such as co - working and F&B Convert Local experience boards create hyper - local concepts Partner with local F&B providers to attract locals and experience seeking travelers Activate programming and content strategy 40% of location revenue generated from non - room products (e.g., co - work, experiences, and F&B) 4 Activate and Operate Plug converted destination into Selina’s hospitality technology platform 19 1. Based on 169 deals since 2014. 80% includes deals sourced by Selina employees. 2. Market lease rates based on internal analysis done prior to Selina closing transactions on the last 27 deals from mid - 2019 to April 23, 2021. 3. Average of last 20 locations opened between March 2020 – June 2021. Conversion time is the time between Selina receiving keys to begin Selina's own conversion, and opening, excluding months where development could not occur due to COVID - 19 restrictions. 4. Based on Q3 2021. Calculated as F&B and Experience revenue divided by total revenue.

OUR STORY Q0 Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 ~9 0 % of conversion costs funded by Capital Partners 1 EBITDA Payback Period 4 P a y b a ck by Q5 6 Capex I n v e s t m e n t Mature by Q8 20 Profitable by Q2 5 Long - Term Landlord commitment to Selina 2 <2 Year Rent penalty cost for early lease termination 3 Differentiated Business Model Drives Attractive Payback Period With Long - Term Earnings Potential 2. A majority of Selina’s long term leases range from 15 - 20 years based on deals with signed contracts from 2014 - 2021. 3. Based on medians of all properties open by the end of 2018 (and that had at least 5 quarters of operation pre - COVID). 4. Calculated as average quarterly EBITDA for locations ramping from 0 to 24 months divided by Selina’s out of pocket capex contribution of $650 per bed (pre - opening costs). Data based on properties that had least 5 quarters of operations pre - COVID (pre - March 2020). 1. In each of Selina's Capital Partner contracts, Selina is only responsible for funding, at most, pre - opening costs, which are generally 10% of development costs. 5. Before COVID - 19 (i.e., February 2020), Selina properties generated an EBITDA of $44 per bed in its second quarter of operations on average. 6. Before COVID - 19 (i.e., February 2020), Selina properties generated a median EBITDA of $727 per bed and an average of $900 per bed in the first five quarters, which is greater than its current average out - of - pocket investment of $650 per bed.

21 OUR STORY Destination Case Study: Miami Gold Dust and Little River Miami Hotel Market C o n c e n t r a t i o n SUMMARY In the last year, we opened two destinations in Miami outside of the traditional Miami Beach hotel scene We created destinations powered by local F&B, content, and programming that are producing drastically improved economics PRE - SELINA 1 SELINA 2 $53 Room RevPAR $118 Room RevPAR 16% 5 Unit - Level EBITDA Margin $0 F&B and Others $83 F&B and Other RevPAR Conversion costs were fully funded by our Capital Partners who purchased the assets and leased to Selina We leased our locations at a >50% discount 3 to leases in Miami Beach while generating similar revenue per available room 4 1. Based on 2019 full year data. 2. Unit - Level results for Q3 2021 for Miami Gold Dust and Miami Little River using weighted average method by number of bedspaces. 3. Based on Selina’s rent per key per month compared to Selina’s research and previous negotiations in market. 4. Source: CBRE Miami Hotel report as of Q1 2021. 5. Based on Q3 2021.

22 OUR STORY Urban Remote Revenue Uplift 2 . 9 x BEFORE BEFORE AFTER AFTER BEFORE BEFORE AFTER AFTER Lisbon, Portugal Rio de Janeiro, Brazil Puerto Viejo, Costa Rica Red Frog, Panama Revenue Uplift Revenue Uplift 5 . 9 x Revenue Uplift 3 . 6 x 7 . 4x Selina Can Use This Playbook Around the World We convert old, tired hotels into exciting, contemporary locations that generate, on average, a 2.4x 1 increase in revenue compared to prior hotel operators 1. Calculated as total revenue uplift over previous operators based on sample of 32 hotels from Guatemala, Costa Rica, Panama, Mexico, Peru, UK, Portugal, Ecuador, Argentina, Colombia, and Israel for properties for which we are able to source pre - Selina revenue figure. Pre - Selina revenues provided by landlord, and are last full year of operations pre - Selina. Selina figures are 2019 FY (if open for less than full year then revenue is annualized) or 2021 FY for properties opened in 2020. 2. Based on 2019 Selina Unit - Level Revenue divided by pre - Selina Unit - Level Revenue. 2 2 2 2

Selina Lapa Rio de Janeiro, Brazil

Powerful and Engaging Brand 24 THE SELINA PLATFORM ~2,400 BEDS 16 L O C A T IO NS ~39,000 BEDS 1,2 144 LOCATIONS 1,3 2017 TODAY 2019 ~250 BEDS 2 L O C A T IO NS 2015 ~1 2 , 00 0 BEDS 54 LOCATIONS Our Platform Consists of: We Spent the Last Six Years Building and Scaling the Platform Authentic Global Community 3 2 Tech - Enabled I nf r a s t ru c t ure 1 1. Today, as of January 2022. 2. Includes 20,183 Open beds and 18,670 Secured beds. 3. Includes 90 Open locations and 54 Secured locations. Includes Open & Secured

Tech - Enabled Operations Our locations can be fully cashless with remotely monitored utility costs and ability to predict maintenance issues from our headquarters Propietary Real Estate Sourcing We can map distressed, off - market real estate in cities around the world Selina Exchange Our platform can exchange unsold rooms to content providers like musicians, artists and yoga instructors, drastically reducing programming costs Owned PMS Our owned and flexible PMS can create and sell alternative products like subscriptions, co - working packages, tokens 1 and more 25 1. Cashless Selina currency used to pay for products and offerings at properties. THE SELINA PLATFORM 1 Our Proprietary Tech Platform Enables Us to Scale Quickly and Operate Efficiently

4 4 9 10 10 15 15 15 26 31 32 111 26 Source: Company websites, SEC filings where available. Note: Peer locations only includes Open properties. 1. Includes both Open and Secured locations as of January 2021. THE SELINA PLATFORM Selina is the Largest Hospitality Brand Built to Address the Needs of Millennial and Gen Z Travelers 2016 2012 1998 2006 1999 2008 2006 1995 2008 1995 1999 2014 2015 First O p e n i n g C o u n t r i es ❖ of Open locations 144 Open + Secured 2 1 4 3 5 8 6 10 9 14 9 22 25 2 1 90 O p e n

27 THE SELINA PLATFORM Selina Has an Established Brand That Resonates With Our Target Customers… “This is my first time at a Selina property and I'm fully in love. The rooms are great value …the food and service is impeccable and the rooftop is a vibe. If you're a young professional looking to have a workcation, then this is the hotel for you - with the co - work and the space in the lobby to work you'll meet some other fellow travelers who are here too. The team here are all so passionate about the hotel and it really is an extension of the location it's in .” - Selina Theatrou Athens, 10/18/20 7 Superior NPS Satisfaction 1 High Direct Bookings Levels 4,5 66% Of Guests Make a New Friend 6 Selina Destinations with the highest guest social experiences (i.e. guests that make friends) achieve the highest NPS & RevPOBs 2 6. Based on 6,734 responses to Selina’s guest survey as of 6/5/2021 (YTD 2021). 7. Source: TripAdvisor. 1. Peer NPS scores are sourced from a third party data provider. Source: Customer Guru 2021. 2. As of June 2021 for all locations, calculated based on lifetime NPS starting from November 2018. 3. Includes Wyndham, Hilton, MGM Resorts, Marriott, Hyatt, and Wynn Resorts. 4. Selina Direct bookings as of Q3 2021. Includes bookings made through our web, app, subscription channels, call center, walk - ins, and/or extensions. 5. Source: Phocuswright. 2 6 4 7 18 - 34 y/o 32% Retail Lodging and Gaming Peer Set Average 3 50%

1 . 48% 1 . 4 2% 1 . 0 0% 0 . 8 9% 0 . 6 5% 0 . 4 9% 0 . 4 4% 0 . 4 4% 0 . 3 3% 0 . 2 5% 0 . 2 1% 28 THE SELINA PLATFORM …With a Reach and Level of Engagement That Proves the Strength of Our Community Engagement rate 1 3.1x Average Engagement to Peers 2 Peer Average 2 : 0.48% 2.2mm+ Followers today 4 We have reached over 410mm+ people with our content over the last twelve months 6 200k+ average monthly interactions (comments, likes, saves) 5 2 Influencers 3 Δ to Selina (4%) (32%) (40%) (56%) (67%) (70%) (70%) (78%) (83%) (86%) 5. As of YTD 11/15/2021. 6. Reach refers to the total number of unique accounts that have seen a post or story across Instagram, Facebook and TikTok over the last twelve months as of 10/31/2021. 1. Source: Rival IQ 2021 Social Media Industry Benchmark Report as of February 2021. 2. Average engagement calculated as average likes plus average comments per post divided by total followers. Calculated as a simple average of all the peer companies excluding Influencers, Peloton and Lululemon. Data as of Q1 2021. 3. Represents top 1,000 Instagram personalities by number of followers. 4. As of 11/15/2021. Based on followers from Instagram, Facebook, LinkedIn and TikTok.

29 THE SELINA PLATFORM Artists & Designers 1 ~ 1 , 800 + 300+ F&B and Other Operating Partners 1,600+ Employees 2 190+ Concept Am b a ssa do r s 1 2,000+ Content P r o v i d e r s 1 2.3 million Visitors 3 61% F&B revenue comes from local communities 5 40% of location revenue generated from non - room products 4 3 We Have a Growing Community of Local Talent and Creators That Spread Our Brand Around the World Note: As of Q3 2021. 1. Based on Company estimates. 2. Includes contractors and interns. 3. Based on Company estimates for 2022E. In 2022, we will operate an average of 32k beds times an occupancy of 56% x 365 days in year divided by an average length of stay 2.8 days. 4. Based on Q3 2021. Calculated as F&B and Experience revenue divided by total revenue. 5. Local communities refers to non - guests at Selina who are consuming F&B and Experience related products.

Efficient Asset Transformation Driven by Local Community 30 THE SELINA PLATFORM A uthentic Brand Attractive Unit E c on o m i c s Highly Engaged Consumers Drives Increased Brand Awareness Ability to Attract Significant Growth Capital Tech Capabilities Driving Efficient Operations Our Platform is Designed For Rapid Scaling With a Near - Term Path to Profitability Profitable Scaled Business

Selina Antigua, Guatemala

32 TECHNOLOGY AND DATA OVERVIEW 1. Matches the customer’s exact needs using the best conversion methodologies. Personal Booking Engine 2. When checking in, the customer confirms or customizes their preferences and needs. App Pre - Check - In According to the customer’s input, we offer them free experiences to enhance their stay . 3. Customized Offers PMS 1 / RMS 2 / BI 3 / UPSELL DATA LAKE PERSONALIZED EXPERIENCE MO D E L S 1. PMS represents property management system. 2. RMS represents revenue management software. 3. BI represents business intelligence.

According to the customer’s input, we’ll find well - suited additional offerings that might interest them. Interactive Experience 5. 6. Find out who is around via app and meet during one of our curated experiences or at one of our F&B locations. Connect! 4. Upselling Customized notifications and interactions: - Surfer? Wake up for the waves! - Yoga lover? Check out this class! PMS / RMS / BI / UPSELL DATA LAKE PERSONALIZED EXPERIENCE MO D E L S 33 TECHNOLOGY AND DATA OVERVIEW

7. Chat with our connectors who are here to help you have the best experience. Customized attention 9. According to the customer’s profile and our optimization, we offer customized options for their next trip. Where to next? 8. Don’t forget to sign up for Luna Loyalty to claim your tokens and take your playlist on the go. Checking out? PMS / RMS / BI / UPSELL DATA LAKE PERSONALIZED EXPERIENCE MO D E L S 34 TECHNOLOGY AND DATA OVERVIEW

Selina Chelsea, NYC

36 GROWTH DRIVERS Pent - up travel demand with increased disposable income Remote work Improved acceptance of alternative accommodations Focus on health and wellness Demand Tailwinds Provide Long - Term Opportunity Supply Dynamics Aligned with Selina’s Strengths Selina is well positioned to take advantage of these trends Limited brands / offerings for Millennials and Gen Z Properties rely on strong, identifiable brands to compete More capital available for real estate opportunities Globalization creating more attractive destinations Significant Supply and Demand Tailwinds

0% 2 5% 5 0% 7 5% 100% 1 2 5% 1 5 0% 1 7 5% 37 GROWTH DRIVERS 68% Increase from property openings through COVID - 19 13% Above pre - COVID - 19 same - store net advance bookings levels 56% Average occupancy 60 days after opening 2 31% Higher occupancy relative to comparable hotels in Selina markets 3 All Locations Today Open Locations in January 2020 1. Net of cancellations. 2. Based on all deals from January 2020 to April 2021. 3. Includes private room occupancy only in markets where Selina has Open locations. Source: STR. Increased Demand for Selina Destinations We are experiencing demand greater than pre - COVID - 19 levels, and our outperformance in new openings signals brand resonance with our target customers Selina Indexed Net Advanced Bookings 1 200%

38 GROWTH DRIVERS Selina Subscription Offerings Seamless Plug - In of New Brand Subscription model that allows guests to stay at any Selina for as long as desired with full amenities including accommodation, co - working, wellness activities, and locally - curated events Platform that provides similar work / stay / play offering in remote destinations often utilizing Selina destination for these guests 2,600+ Packages Sold since September 2020 Launch 1 ~$800 Subscription per Month 2 3% Acquisition Cost per New Subscriber 3 1mm Customer Database 1 55% Increase in New Member Signups Q 1 ’ 21 over Q 1 ’ 19 4 24% Steady - State 2025E EBITDA Margin Both programs leverage Selina’s capabilities to deliver a community - based offering with flexible work, learn, and stay solutions to an expanding class of digital nomads 1. As of 6/21/2021. 2. Based on average monthly data from June 2021. 3. Based on April, May, and June 2021 CAC as a % of monthly revenue. 4. Based on Company data from Q1 2019 and Q1 2021. Innovative Subscription Channels to Drive Community Growth

G e r m a n y Aust r a l i a USA I s r a e l Tha i l a nd P a n a m a B r az i l M i a m i 39 GROWTH DRIVERS To day Under Negotiations C a r i bb e an G r ee ce Sp a i n Portugal Morocco UK New Zealand C hi le M e x i co Diverse Global Footprint of Capital Partners with Significant White Space to Expand Presence Powerful Capital Partnerships Provide Line of Site to Explosive Growth ~$350mm committed capital 1 from Capital Partners in 12 geographies funding 40k future beds 2 Capital is available at Selina’s discretion Proven demand with $35mm+ capital committed during the COVID - 19 pandemic 3 1. As of 10/31/2021. 2. Assuming that $350mm of capital converts to 40k beds and 10k rooms (assumes four beds per room on average). 3. Represents commitments from Capital Partners in Panama ($3.6 million) and Morocco ($31.7 million) from 3/31/2020 to 6/25/2021. Selina’s Capital Partners Are the Engine Driving Near - Term Growth Puerto Rico

19 K 15 K 1 K 35 K 1 K 40 K 25 K 102 K 40 1. Calculated as Opened and Secured revenue divided by total Selina revenue. Based on 35k beds Open by end 2022 with 19k beds currently Open and another 15k Secured (and due to Open by end of 2022). 2. As of Q3 2021. 3. As of Nov 2021. GROWTH DRIVERS 9 5 +% Of 2022E portfolio already Open or Secured 1 Current to 2025E Bridge ~8k Added Secured Beds in Q2 and Q3 2021, run - rate of ~16,000 per year ~6k Beds currently in advanced negotiations, including portfolios 2 Clear Unit Expansion Strategy With Partner Committed Capital and a Large Pipeline Curre n t Secured Organic Growth / 2022E Beds Secured Funded by Organic Growth / 2025E Beds Beds 3 Beds in '22E Portfolio A c q u i s i t i o n s Beds in '23E Partners Portfolio A c q u i s i t i o n s

1. Includes 144 locations that are Open and Secured and remaining beds assumed to have estimated 250 beds per location. 2. Based on Company estimates. Our foundation will create opportunity: Home away from home for millions of global citizens Paid memberships Global partnerships World T r avelers Remote Workers Virtual S t ud ents Selina Core Business in 2025E 400 + 1 0 mm+ Global Locations 1 Guests 2 $1.2bn Revenue B2C B2B B2S The Selina of the Future 41 GROWTH DRIVERS

Selina Manchester, UK

Our Locations Reach Attractive Unit Economics at Maturity Occupancy 2019A By Property Age (Months) Annual Revenue per Available Bed RevPOB 1 Unit - Level EBITDA Margin (%) Mature locations are defined as those older than 24 months In 2019, mature Selina beds generated $9k in revenue per bed at an 18% Unit - Level EBITDA margin $ 28 $ 31 $ 43 0 - 1 2 1 2 - 2 4 24+ $ 4,493 $ 5,564 $ 9,002 0 - 1 2 1 2 - 2 4 24+ Occupancy: 49% RevPOB: $31 45% 50% 58% 0 - 1 2 1 2 - 2 4 24+ 16% 18% (3) % 0 - 12 1 2 - 2 4 24+ 2019A Full Portfolio Revenue per bed: $5,489 Unit - Level EBITDA Margin: 7% 43 FINANCIAL HIGHLIGHTS 1. Revenue per Occupied Bed per day.

Emerging Developed Emerging Developed Emerging Developed Our Locations in Developed Markets Outperform Emerging Market Properties Occupancy 1 RevPOB 1 Annual Revenue per Available Bed 1 In 2019, Developed Markets delivered 136% more revenue than Emerging Markets Properties in Developed Markets are able to generate higher occupancy and more revenue through higher rates and F&B revenues Properties in Developed Markets represented only 5% of portfolio in 2019 and are expected to comprise ~50% of the portfolio by 2025 1. Relative performance calculated based on weighted average performance of Selina’s properties in Developed and Emerging Markets in 2019. 44 FINANCIAL HIGHLIGHTS +7 3% +3 5% +1 3 6%

$16.6 $15.4 $14.7 $13.6 $12.0 $12.0 $10.9 $10.3 $10.2 $10.0 $9 . 2 $9 . 1 $9.1 $8.5 $8 . 2 $7.9 $7.8 $7 . 5 $5.5 $5.4 1 2 3 4 5 6 7 8 9 1 0 1 1 1 2 1 3 1 4 1 5 1 6 1 7 1 8 1 9 20 Q2 and Q3 2021 Annualized RevPAB (in 000s) Q2 and Q3 2021 Actual: $10.6 8% for all properties operating without government mandated COVID - 19 restrictions 45 FINANCIAL HIGHLIGHTS 1. Operational properties indicated by no government - mandated restrictions and fully - operational room capacity and F&B. 2. Calculated as a weighted average of the cohort’s age in months. 3. Last 6 Month time period refers to Q2 and Q3 2021. Our Properties Operating Without Government Mandated COVID - 19 Restrictions Are Outperforming …which are performing better than expected relative to 2022E Unit - Level targets This represents 24% of our portfolio in Q2 and Q3 2021 1 … +4,000 Beds 20 Properties ~56% Occupancy 40% outperformance relative to 2022E target Developed Emerging 3% 2022E Target Last 6 Month 3 Unit - Level EBITDA Margin 4 33 Average Age (Months) 2 4. Includes room and F&B direct costs, OTA commission, direct operating payroll, expenses, undistributed expenses (overhead payr oll, overhead costs, utilities), insurance, and rent. v s. 2022E Target: $7.6

Ericeira, Geres, P aro s , Brighton, Medellin, Santa Teresa Mancora, Nosara, Costa Cusco Huaraz, Vila Nova, Portugal Portugal G r e e c e United Kingdom Colombia South, Peru Rica Peru Portugal Costa Rica 1. Weighted average by bedspaces. Emerging D e ve l op e d Age ( m o n t h s ) Last 6 Month EBITDA Margin % 46 FINANCIAL HIGHLIGHTS 28 22 4 14 53 44 13 32 3 3 28 40% 40% 34% 33% 33% 31% 28% 26% 27 Average 22% 22% Age (Months) 1 Our Top Performing Properties Are Currently Exceeding Long - Term Profitability Targets Despite a Challenged Operating Environment Despite widespread COVID - 19 restrictions affecting our portfolio, 26 properties performed at a positive unit - level EBITDA margin for Q2 and Q3 2021. Over the same period amongst our properties operating without government mandated COVID - 19 restrictions, 60%+ of properties and 75%+ of properties with F&B services performed at a positive unit - level EBITDA margin 50% Occupancy

1.4 2.0 2.4 2.3 2.4 2.7 3.0 201 9 A 202 0 A 202 1 E 202 2 E 202 3 E 202 4 E 202 5 E 2 0 1 9 A 2 0 2 0 A 2 0 2 1 E 2 0 2 2 E 2 0 2 3 E 2 0 2 4 E 2 0 2 5 E Our Portfolio Will Mature Rapidly and Shift to More Developed Markets Mix shift to Developed Markets (31% by 2022) will also help drive higher revenues through increased rates, occupancy and F&B revenue Existing beds are expected to mature rapidly, driving higher revenue per bed and higher margins Developed vs. Emerging Markets (# of beds) 5% / 95% 14% / 86% 22% / 78% 31% / 69% 40% / 60% 46% / 54% 50% / 50% ❖ of Beds 1 (in years) 12k 18k 22k Weighted Average Portfolio Age 2 35k 54k 76k 102k 1. Open beds at the end of each period. 2. Portfolio age is weighted by number of beds and date of Open. Portfolio weighted average calculated at end of period. D e ve l op e d Emerging 47 FINANCIAL HIGHLIGHTS

Our Portfolio Mix Shift and Technology Investment Creates A Highly Visible Path to Increased Revenue per Bed 1. Full mature revenue per bed in 2022E and 2025E calculated as taking weighted average revenue per bedspace for fully mature Developed and Emerging beds, based on portfolio bed mix in 2022E and 2025E, respectively. 2025 figure also assumes 12% uplift from operational improvements implanted from 2022E through 2025E due to technology investment. 2. Calculated as weighted average maturity of existing, secured and unsecured portfolio, by number of beds. Maturity refers to weighted average age in months divided by 24 months, which % Mature 2 38% 62% 77% % Developed 5% 31% 50% 22% 9% 12% 2022E $7.5k revenue per bed assumes continued COVID impact on RevPOB and Occupancy to account for market recovery in travel, while the portfolio continues to ramp to maturity 1 Ramp of fully mature beds (24+ months), 2019A – 2025E ~$ 12 , 50 0 ~$ 7 , 50 0 1 ~$15,000 2019A Developed Market Revenue per Bed Projection for Full Portfolio Portfolio moves from 5% of beds located in developed markets to 31% represents full maturity. ~ ~ ~ 48 FINANCIAL HIGHLIGHTS

90 372 430 453 3 215 95 333 662 90 219 467 763 1 , 11 5 2 0 1 9 A 2 0 2 0 A 2 0 2 1 E 2 0 2 2 E 2 0 2 3 E 2 0 2 4 E 2 0 2 5 E We Have an Attractive Revenue Growth Profile In 2022 E, + 95 % of revenues are expected to come from existing Open and Secured sites In 2025E, +80% of revenues are expected to come from Open, Secured, and Capital Partner committed sites 3 Annual Revenue ($ in millions) 90% ‘21E – ‘25E CAGR Beds 1 Locations 2 12k 18k 54 81 1. Open beds at the end of each period. 2. 2022 - 2025 location count assumes 250 beds per new location. 22k ~ 9 0 35k ~ 14 0 54k ~ 21 0 76k ~ 31 0 102k ~ 41 0 Open + Secured U n s e c u r ed Revenue from Capital Partner Financed Beds: $500mm 3 $69 69 $36 36 $93 $234 $506 $823 $1,215 Consolidated Revenue with Remote Year 49 FINANCIAL HIGHLIGHTS 3. Revenue from Capital Partner financed beds assumes $12.5k revenue per bed multiplied by the number of Capital Partner financed beds of 40k.

Selina Has a Highly Visible Path to Increased Profitability 7% 3% 18% 23% Margin improvement driven by operational improvements and continued aging of location portfolio 27% 2019A 2 0 22 E 2 0 23 E 2 0 24 E 2 0 25 E Note: Chart excludes 2020A and 2021E EBITDA margins given COVID impact. M a t u r e 18% Labor model Implementation of a flexible labor model at units (flex based on occupancy) CAC Improved Revenue Management through AI Integration Increase Direct Selling through bolstered CRM capabilities and improved Web & App Smart Properties IoT enabled properties Procedure - less receptions Predictive maintenance and housekeeping Selina Exchange Utilize unsold rooms in exchange for content and programming services Operational Improvements Selina Unit - Level EBITDA Margin Over Time Maturity of Portfolio Mature properties delivered 18% Unit - Level EBITDA Margin in 2019 As the portfolio matures, better unit economics will expand margins COVID - 19 Recovery We conservatively assumed continued COVID19 headwinds through end of 2022 Full recovery assumed in 2023E Sizeable investment in CAC to drive strong uptick in occupancy as market continues to recover 50 FINANCIAL HIGHLIGHTS

Note: Non - GAAP figures presented. Revenue figures include net booking amount from revenue derived from Travel & Tours. 1. Other Revenue: revenue derived from sites that generated revenue, but were not currently operating as a hotel under the Selina brand,. 2. Include operating costs incurred prior to opening a new location as well as costs associated with physical space within opened locations where that space is not operational. 3. Represents costs of operating the Remote Year business including CAC and delivery costs. 4. Includes Selina corporate overhead, Remote Year corporate overhead, and global IT operating expenses. Excludes any one - off expenses associated with public company preparedness and de - SPAC process. ($ in millions) 2019A 2020A 2021E 2022E 2023E 2024E 2025E End of Period Beds (000s) 11.7 18.2 22 . 4 35.2 53.6 76.2 101 . 6 Selina Revenue (A) $ 56 $ 36 $ 90 $ 219 $ 467 $ 763 $ 1,115 Remote Year Revenue - - 4 15 39 60 100 Other Revenue 1 13 - - - - - - Total Revenue $ 69 $ 36 $ 93 $ 234 $ 506 $ 823 $ 1,215 ( - ) Selina Unit - Level Operating Expenses (B) $ (52) $ (54) $ (101) $ (213) $ (381) $ (587) $ (814) Selina Unit Level EBITDA (A) - (B) $ 4 $ (18) $ (11) $ 6 $ 86 $ 176 $ 301 Selina Unit Level EBITDA Margin % 7% NM NM 3% 18% 23% 27% (+) Technical Services Fees - - 1 8 19 24 27 ( - ) Pre - opening Costs 2 (6) (2) (2) (6) (12) (15) (17) ( - ) FF&E Reserve - - (2) (5) (14) (23) (33) ( - ) Remote Year Operating Expenses 3 - - (3) (12) (29) (41) (68) ( - ) Other Operating Expenses (20) - - - - - - Operating Income (Loss) before Corporate Overhe $ (9) $ (20) $ (13) $ 4 $ 90 $ 181 $ 311 ( - ) Corporate Overhead Expenses 4 (61) (41) (29) (42) (52) (61) (70) Adj. EBITDA Adj. EBITDA Margin % $ (70) NM $ (61) NM $ (43) NM $ (37) NM $ 38 7% $ 120 15% $ 241 20% Summary Financial Projections EBITDA positive at the Unit - Level by 2022, with 3% Unit - Level EBITDA margin Corporate overhead spend right - sized during COVID - 19. Jump from 2021 to 2022 due to estimated incremental recurring costs associated with becoming a public company and returning employee related costs to normalized levels post COVID - 19 Economies of scale in corporate overhead spend Projections contemplate Adjusted Corporate EBITDA will breakeven in Q1 2023, under the current expected opening timing of new properties 51 FINANCIAL HIGHLIGHTS

Selina Casco Viejo, Panama

11 9 PF Equity Value ( - ) PF Net Cash 6 PF Enterprise Value PF EV / 2022E Revenue 2022E Revenue PF EV / 202 2023 Existing S ha r eholde rs 71% BOA Sponsors 5% 53 Note: Assumes no redemptions from BOA investors. Excludes impact of 6.6mm sponsor warrants and 7.7mm public warrants. Assumes a nominal share price of $10.00 per share. Totals may not sum due to rounding. 1. Excludes any interest earned on the BOA Cash in Trust. BOA Cash amount subject to change depending on the actual interest earned. 2. Includes $10.0mm funded at announcement with pre - payment share - based fee and $45.0mm funded at closing for $10.00 per share. Excludes $15.0mm minimum equity backstop. Transaction Summary Sources and Uses ($ in mm) Pro Forma Valuation ($ in mm) PF Shares Outstanding 5 Share Price Pro Forma Ownership PIPE Investors 5% BOA Public Shareho l ders 19% 3. Includes Selina convertible debt. 4. Excludes estimated Selina transaction expenses of $12 - 13mm. 5. Includes 85.1mm existing shareholder rollover shares, 5.8mm PIPE shares, 5.8mm BOA founder shares and 23.0mm BOA public shareholder shares. TRANSACTION OVERVIEW 6. Pro forma net cash excludes Selina convertible debt; includes $6mm of balance sheet cash and $19mm of corporate debt outstanding, excluding $58mm unit - level debt and $4mm forfeitable government aid debt outstanding as of 09/30/2021. Sources A m o un t SPAC Cash in Trust 1 230 Proceeds from PIPE 2 5 Selina Shareholder Equity Rollover 3 Total Sources U s e s Cash to Balance Sheet Selina Sharehold T r a n s a c t i o T o t

Source: FactSet as of 11/19/2021 and company financial model. Consensus estimates that are not available are excluded as not available (“NA”). Median: 18% 1 Operational Benchmarking ’17A – ’19A Revenue CAGR Median: 22% 147% 29% 27% 1 47% 39% 31% 30% 29% 25% 25% 20% 19% 131% 40% 39% 30% 22% 13% Median: 29% '20A - ‘23E Revenue CAGR 142% Median: 34% 1 Travel and Hospitality Lifestyle Brands 1. Sonder valuation as of 10/28/2021 and projections as of Q3 2021. 54 TRANSACTION OVERVIEW

Source: FactSet as of 11/19/2021 and company financial model. TEV / 2023E Revenue TEV / 2022E Revenue Median: 5.8x Median: 8.2x Median: 5.1x Median: 6.7x 1 1 Valuation Comparables 1. 9 x 10 . 4 x 9. 5 x 8. 7 x 7 . 7 x 6 . 7 x 5. 7 x 4. 8 x 2 . 9 x 2 . 5 x 14 . 6 x 5. 5 x 5 . 2 x 5 . 1 x 3 . 4 x 1. 3 x 4 . 0 x 1 1 .8 x 1 1 .8 x 11 . 5 x 8. 9 x 8 . 2 x 6. 1 x 5. 5 x 3. 5 x 3 . 2 x 1 8 .0 x 6 . 1 x 5 . 8 x 5 . 8 x 3 . 8 x 3 . 2 x Travel and Hospitality Lifestyle Brands 1. Sonder valuation as of 10/28/2021 and projections as of Q3 2021. 55 TRANSACTION OVERVIEW

1 . 9 x 6 . 7 x 5 . 1 x S el ina Lifestyle Brands Travel and Hospitality 4 . 0 x 8 . 2 x 5. 8 x Seli n a Lifestyle Brands Travel and Hospitality TEV / 2023E Revenue Median Multiples 1 Peer Median: 6.1x Source: FactSet as of 11/19/2021 and company financial model. 1.Lifestyle includes BMBL, FIGS, LULU, MCG, MTN, PLNT, SHAK, WRBY, YETI; Travel and Hospitality includes ABNB, BKNG, HLT, IHG, Sonder, WH. 56 TRANSACTION OVERVIEW Peer Median: 5.5 x Valuation Comparables (Cont.) TEV / 2022E Revenue Median Multiples 1

Avg. Implied (Disc.) / Prem on Growth - Adj. Basis: (88%) 57 TRANSACTION OVERVIEW Source: FactSet as of 11/19/2021 and company financial model. 1. Calculated as TEV/FY22E revenue multiple divided by ‘20A - ‘23E revenue CAGR. 2. Sonder valuation as of 10/28/2021 and projections as of Q3 2021. Lifestyle Brands Avg. Implied (Disc.) / Prem on Growth - Adj. Basis: (90%) (66%) (66%) (65%) (55%) (51%) (34%) (27%) 14% 27% 142% 30% 29% 39% 25% 25% 19% 20% 31% 47% .03x .39x .41x .29x .36x .32x .32x .28x .11x . 07 x (93%) (93%) (90%) (92%) (91%) (91%) (90%) (75%) (58% ) Implied (Disc.) / Prem. ‘22E Revenue Multiple '20A - ‘23E Revenue CAGR Growth - Adj. Revenue Multiple 1 Implied (Disc.) / Prem. On Growth - Adj. Basis 2 (78%) (34%) (31%) (30%) 5% 28% 142% 39% 40% 30% 13% 22% 131% .03x .46x .15x .20x .45x .17x . 02 x (94%) (81%) (85%) (94%) (83%) 19% Travel and Hospitality Implied (Disc.) / Prem. ‘22E Revenue Multiple '20A - ‘23E Revenue CAGR Growth - Adj. Revenue Multiple 1 Implied (Disc.) / Prem. On Growth - Adj. Basis Valuation Comparables (Cont.)

7 . 8 x 3 . 9 x 28 . 5 x 27 . 8 x 24.9x 22 . 1 x 18 . 4 x 17 . 2 x NM NA NA 38 . 3 x 15 . 6 x 13 . 5 x 13 . 1 x 8 . 9 x NA 58 TRANSACTION OVERVIEW TEV / 2024E EBITDA Median: 13.5x Median: 23.5x 2024E 2025E 1 Valuation Comparables (Cont.) Lifestyle Brands Travel and Hospitality Source: FactSet as of 11/19/2021 and company financial model. Multiples greater than 60x are excluded as not meaningful (“NM”). Consensus estimates that are not available are excluded as not available (“NA”). 1. Sonder valuation as of 10/28/2021 and projections as of Q3 2021.

Selina Antigua, Guatemala

Note: These financial statements have been prepared in compliance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) in accordance with the provisions of the Companies Act 2006. Audited GAAP Consolidated Financials Audited 2019 2020 Total Revenue $ 66.0 $ 35.2 ( - ) Cost of Sales ( 6 . 9 ) ( 3 . 8 ) ( - ) Total Operating Expenses ( 133 . 6 ) ( 100 . 6 ) Operating Income / (Loss) $ (74.4) $ (69.2) ( - ) Other Income and Expenses ( 27 . 9 ) ( 67 . 9 ) Income (Loss) before Income Taxes $ (102.4) $ (137.0) ( - ) Income Tax ( 2 . 8 ) ( 2 . 3 ) Net Loss $ (105.1) $ (139.3) $ in mm GAAP P&L 60 APPE N D I X

GAAP to Non - GAAP Reconciliation $ in mm Non - GAAP Bridge 2019 2020 Net Loss $ (105.1) $ (139.3) (+) Income taxes 2 . 8 2 . 3 (+) Interest Expense, Net 29 . 1 54 . 7 (+) D&A 19 . 4 21 . 6 ( - ) N o n - o p e r a t i n g I n c o m e , N e t 1 ( 3 . 6 ) ( 6 . 5 ) (+) Impairments 2 . 5 19 . 7 EBITDA $ (55.0) $ (47.5) ( - ) R e nt 2 ( 19 . 6 ) ( 15 . 9 ) (+) Stock Based Compensation Expenses 2 . 0 2 . 4 (+/ - ) Other Income / (Expenses) 2 . 1 - Adjusted Corporate EBITDA $ (70.4) $ (61.1) (+) Corporate Overhead 60 . 9 41 . 0 ( + ) P r e - O p e n i n g a n d C o st o f N o n - O p e r a t e d S p a c e s 3 5 . 6 2 . 0 ( + ) L o ss f r o m N o n - S e li n a B r a nd e d O p e r a t i o n s 4 7 . 6 - Unit Level EBITDA $ 3.7 $ (18.0) Non - GAAP Revenue Bridge GAAP Revenue $ 66.0 $ 35.2 ( + ) E x p e r i e n ce R e v e nu e G r o ss U p ( P a r t n e r R e v e nu e ) 5 2 . 6 0 . 8 Non - GAAP Revenue $ 68.6 $ 35.9 1. Add back of (i) Reversal of bad debt write - offs (ii) Gain on net monetary position and (iii) Share of loss in associates. Additionally, in 2020, this line also includes (iv) Income (from COVID - related rent concessions and (v) Government grants. 2. IFRS - 16 lease accounting applied in GAAP figures. Rent expense is subtracted for Non - GAAP purposes. 3. Add back of operating costs incurred prior to opening a new location as well as costs associated with physical space within opened locations where that space is not operational. 4. Add back of net operating loss of non - branded Selina assets. 5. Add back of revenue generated from Experience partners, whereby Selina is paid a commission and is not entitled to the gro ss revenue. 61 APPE N D I X

Definitions 62 APPENDIX • Bed: Refers to bedspace, a measure used by Selina to measure the sleeping capacity of a property. Every 5.5 m2 of accommodation (sleeping room) area in a property, equals one bedspace. This measure is used, instead of physical beds, to give a static measure of property capacity, by avoiding misleading fluctuations that would arise from changing room mixes in any given property • Open [Beds/Locations]: Beds/Locations, that have been open and available to be rented in the past • Secured [Beds/Locations]: Beds/Locations that are not yet opened, but are under contract and fully committed to Selina by a Landlord (occasionally contingent on completion of due diligence at Selina's discretion, and sourcing of funding by Selina) • Tokens: Loyalty points that can be exchanged by customers or employees for bed rental • Emerging Markets: Of the markets in which Selina currently has secured beds, all South American countries, all central American countries, Mexico, and Morocco, are considered Emerging Markets • Developed Markets: Of the markets in which Selina currently has secured beds, all EU countries, the UK, the USA, and Israel, are considered Developed Markets • Conversion Costs: The cost over converting an old hotel to Selina specs including the cost of FF&E, Creative, OS&E, pre - opening, IT, soft and hard costs, but not including any structural hard capex required (which is generally paid for by the landlord) • NPS: Score tracked through a post stay survey sent by email to every guest within 24 hours of check out. It is the result of a single question asking the guest how likely they are to recommend us on a scale from 1 - 10. The NPS is calculated using the official NPS methodology • RevPOB: Stands for Revenue per occupied bed. The is calculated as total revenue for any given property, for any given period, divided by the number of beds that were rented (counted nightly) in that same period • Direct Booking: Bookings for bed rentals made through direct Selina channels: website, app, walk - ins, and extensions • Concept Ambassadors: Board of local taste - makers (for example, influencers, artists, entrepreneurs) that provide input on concept and programming for each location • Content Providers: 3rd parties that deliver content at Selina locations (for example, DJs or yoga instructors) • Net Advanced Bookings: The dollar value of booking made on any given day, retrospectively reduced by any cancellations made subsequent to booking • Advanced Negotiations Beds: Beds in pipeline, for which a Letter Of Intent has been sent to the real estate owner • Unit - Level EBITDA: Revenue received at property (room revenue, F&B revenue and other revenue), minus departmental and undistributed costs, minus rent and other property costs. For the avoidance of doubt, unit - level EBITDA does not include overhead expenses, pre - opening / pre - delivery costs, FFE reserves, and Capital Partner Profit Share, or interest expense • Capital Partners: Financial and strategic partners in each market that provide contractual commitments to fund conversion costs, security deposits, and advance rent payments required to open properties, provided certain drawdown conditions are met. The size of the contractual commitment is defined either by a dollar / local currency amount, or a number of beds funded. In exchange for funding, Capital Partners received a fixed yield on any capital invested (for the duration of the lease in question), and a percentage of profits • Non - Room Revenue: Refers to income that is not generated from rental of beds (e.g., F&B, co - work, experiences, etc.)

Summary Risk Factors 63 APPENDIX The below list of risk factors has been prepared solely for purposes of the proposed private placement financing (the “Private Placement”) as part of the proposed business combination (the “Proposed Business Combination”) of BOA Acquisition Corp. (“BOA”) and Selina Holding Company, UK Societas (“Selina”), and solely for potential investors in the Private Placement and not for any other purpose. The risks presented below are certain of the general risks related to the business of Selina, and such list is not exhaustive. The list below is qualified in its entirety by future disclosures contained in future documents filed or furnished by Selina or BOA with the U.S. Securities and Exchange Commission (the “SEC”), including in documents filed or furnished in connection with the Private Placement and the Proposed Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of Selina and BOA and the Proposed Business Combination and Private Placement, and may differ significantly from and be more extensive than those presented below. Investing in securities (the “Securities”) to be issued in connection with the Private Placement or the Proposed Business Combination involves a high degree of risk. Potential investors should carefully consider the risks and uncertainties inherent in Selina and the Securities, including those described below and in any future filing filed or furnished by Selina or BOA with the SEC, before subscribing for the Securities. If Selina cannot address any of such risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, Selina’s business, financial condition or results of operations could be materially and adversely affected. The risks described below are not the only ones Selina faces. Additional risks that Selina currently does not know about or that the Selina currently believes to be immaterial may also impair Selina’s business, financial condition or results of operations. You should review this investors presentation and preform your own due diligence prior to making an investment in Selina and BOA. 1. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11. 12. 13. 14. 15. 16. 17. 18. 19. 20. 21. 22. 23. 24. 25. 26. 27. 28. 29. 30. 31. 32. 33. 34. 35. 36. 37. The current COVID - 19 pandemic has materially and adversely impacted Selina’s business, financial condition, results of operations, liquidity and cash flows and may continue to impact in the future subject to the evolution of the pandemic in the different markets where Selina operates. Selina’s growth depends, in part, on its ability to increase revenues generated by its existing hotels and the services provided thereat. Selina’s growth depends, in part, on its ability to grow the number of hotels in operation. Selina may not be able to manage its expected growth, which could adversely affect its results of operations. Selina’s sales and marketing strategies may not result in expected customer acquisition and revenue growth or may be difficult to scale. Some of Selina’s existing development pipeline may not be developed into new hotels or may not open on the anticipated timeline, which could materially adversely affect Selina’s growth prospects. Selina may seek to expand its business through acquisitions of and investments in other businesses and properties, or through alliances, and these activities and their integration to Selina’s operating model may be unsuccessful or divert management’s attention. Timing, budgeting, and other risks could result in delays or cancellations of Selina’s efforts to develop, redevelop, convert, or renovate the properties that Selina owns or leases, or make these activities more expensive, which could reduce Selina’s profits or impair its ability to compete effectively. Selina is exposed to the risks resulting from significant investments in owned and leased real estate, which could increase its costs, reduce its profits, limit its ability to respond to market conditions, or restrict its growth strategy. Selina may be unable to onboard new properties in a timely and cost - effective manner, negotiate satisfactory leases or other arrangements to operate new properties or renew or replace existing properties on satisfactory terms or at all, which could adversely affect its results of operations. The fixed cost nature of Selina’s leases may limit its operating flexibility and could adversely affect its liquidity. The legal rights of Selina to use certain leased hotels could be challenged by property owners or other third parties, which could prevent Selina from operating the affected hotels or increase the costs associated with operating such hotels. Selina’s hotels are subject to a number of operational risks and internal controls may not be in place to mitigate such risks in a timely manner or at all. Because Selina derives a significant portion of its revenues from operations throughout the world, the risks of doing business internationally, or in a particular country or region, could lower its revenues, increase its costs, reduce its profits, disrupt its business or expose it to increasingly complex, onerous or uncertain tax obligations. Selina has significant exposure to the economic and political situations in emerging market countries, in particular, in Latin America, and developments in these countries could materially impact Selina’s financial results, or its business more generally. If Selina is not able to maintain its current brand standards or is not able to develop new initiatives, including new brands, successfully, its business and profitability could be harmed. Adverse incidents at, or adverse publicity concerning, Selina or its properties or brands could harm its reputation and the reputation of its brands, as well as adversely affect Selina’s market share, business, financial condition, or results of operations. Selina has a history of losses and may be unable to achieve profitability for the foreseeable future. Economic and other conditions may adversely impact the valuation of Selina’s assets resulting in impairment charges that could have a material adverse impact on its results from operations. Changes in, or interpretations of, accounting rules and regulations could result in unfavorable accounting charges or otherwise significantly impact our reported financial information and operational processes. Selina relies on partners and third - party service providers and if such third parties do not perform adequately or terminate their relationships, Selina’s costs may increase and its business, financial condition and results of operations could be adversely affected. If Selina or its third - party funders or partners are unable to access the capital necessary to fund current operations or implement Selina’s plans for growth, Selina’s ability to compete effectively could be diminished and its expected profits could be reduced. Cyber risk and the failure to maintain the integrity of customer, colleague, or company data could adversely affect Selina’s business, harm Selina’s reputation, and/or subject Selina to costs, fines, penalties, investigations, enforcement actions, or lawsuits. Information technology system failures, delays in the operation of Selina’s information technology systems, or system enhancement failures could reduce Selina’s revenues and profits and harm the reputation of its brands and business. If Selina fails to stay current with developments in technology necessary for its business, its operations could be harmed and its ability to compete effectively could be diminished. Selina depends on its key personnel and other highly skilled personnel, and if it fails to attract, retain, motivate or integrate its personnel, its business, financial condition and results of operations could be adversely affected Selina’s global operations subject it to significant labor and employment risks, including with respect to unionized labor. Selina has operations in countries known to experience high levels of corruption and any violation of anti - corruption laws could subject Selina to penalties and other adverse consequences. Any failure by Selina to protect its trademarks and other intellectual property rights could negatively impact its business. Selina’s failure to comply with applicable laws and regulations may increase its costs, reduce its profits, or limit its growth. Adverse judgments or settlements resulting from legal proceedings in which Selina may be involved in the normal course of its business could reduce its profits or limit its ability to operate its business. Any further and continued decline or disruption in the travel and hospitality industries or economic downturn would materially adversely affect Selina’s business, results of operations, and financial condition. Selina’s revenues and the value of Selina’s hotels are subject to conditions affecting the lodging industry. Risks relating to natural or man - made disasters, contagious diseases, such as the COVID - 19 pandemic, terrorist activity, and war could reduce the demand for lodging, which may adversely affect Selina’s financial condition and results of operations. Selina operates in a highly competitive industry. Price increases for commercial airline service for Selina’s target customers or major changes or reduction in commercial airline service and/or availability could adversely impact the demand for travel and undermine Selina’s ability to provide reasonably lodging and other services to its target customers. Selina will be required to comply with certain provisions of Section 404 of the Sarbanes - Oxley Act of 2002, and if it fails to comply, its business could be harmed and its share price could decline.